UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Paratek Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

699374302

(CUSIP Number)

Anne-Mari Paster

185 Dartmouth Street, Suite 502, Boston, MA 02116

(617) 502-6538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699374302	13D	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSONS Omega Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS Omega Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS Omega Fund III G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 779,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 779,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 6 of 25 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 779,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 779,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV G.P. Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 779,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 779,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 8 of 25 Pages

1	NAMES OF REPORTING PERSONS K/S Danish BioVenture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 635,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 635,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 9 of 25 Pages

1	NAMES OF REPORTING PERSONS Danish BioVenture General Partner ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 635,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 635,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 10 of 25 Pages

1	NAMES OF REPORTING PERSONS Clessidra, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,606,822
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,606,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,606,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.52% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 11 of 25 Pages

1	NAMES OF REPORTING PERSONS Richard J. Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,415,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,415,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 12 of 25 Pages

1	NAMES OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,415,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,415,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 13 of 25 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,606,822
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,606,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,606,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.52% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 14 of 25 Pages

1	NAMES OF REPORTING PERSONS Kris Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 15 of 25 Pages

1	NAMES OF REPORTING PERSONS Martin Mullins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	(1) This percentage is calculated based upon 22,627,711 shares of the Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 699374302	13D	Page 16 of 25 Pages

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on November 10, 2014. The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 75 Park Plaza, Boston, MA 02116.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) - (c), (f)	This Statement is being filed by:

Omega Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Omega III”), Omega Fund III GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega III GP LP”), Omega Fund III G.P., Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Omega III GP Ltd”), Omega Fund IV, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega IV”), Omega Fund IV GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Omega IV GP LP”), Omega Fund IV G.P. Manager, Ltd., an exempted limited company organized under the laws of the Cayman Islands, (“Omega IV GP Ltd”), K/S Danish BioVenture, a limited partnership organized under the laws of Denmark (“Danish BV”), Danish BV General Partner ApS, a company organized under the laws of Denmark (“Danish BioVenture GP”), Clessidra, LLC, a limited liability company organized under the laws of Delaware (“Clessidra”), Richard J. Lim, a United States citizen (“Lim”), Anne-Mari Paster, a United States citizen (“Paster”), Otello Stampacchia, an Italian citizen (“Stampacchia”) Kris Allen, a citizen of the United Kingdom (“Allen”) and Martin Mullins, a citizen of the United Kingdom (“Mullins”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The reported securities are owned directly by Omega III, Omega IV and Danish BV (which may be collectively referred to herein as the “Funds”). Stampacchia is the sole member of Clessidra.

The address of the principal business and principal office of Omega III, Omega III GP LP, Omega III GP Ltd, Allen and Mullins is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, Channel Islands, UK. The address of the principal business and principal office of Omega IV, Omega IV GP LP, Omega IV GP Ltd, Clessidra, Lim, Paster and Stampacchia is: 185 Dartmouth Street, Suite 502, Boston, MA 02116. The address of the principal business office of Danish BV, Danish BioVenture GP is: c/o Gorrissen Federspiel, 12 H.C. Andersens Blvd, Copenhagen, Denmark. Set forth on Schedule I hereto is the name, position and business address of each Reporting Person’s controlling persons, if any.

The principal business of the Funds is to invest in growth-oriented businesses active in the life sciences field generally. The principal business of Omega III GP LP is to act as the sole general partner of Omega III. The principal business of Omega III GP Ltd is to act as the sole general partner of Omega III GP LP. The principal business of Omega IV GP LP is to act as the sole general partner of Omega IV. The principal business of Omega IV GP Ltd is to act as the sole general partner of Omega IV GP LP. The principal business of Danish BioVenture GP is to act as the sole general partner of Danish BV. The principal business of Clessidra is to act as the sole limited partner of Omega III GP LP, the sole shareholder of Omega III GP Ltd. and as a limited partner and/or shareholder of other similar general partners of other Omega funds. The principal business of Lim, Paster and Stampacchia is to act as managers, shareholders and directors of various Omega entities, including as director of Omega IV GP Ltd and of Danish BioVenture GP. The principal business of Allen and Mullins is to act as a director of Omega III GP Ltd.

(d) and (e)	During the last five years, none of the Reporting Persons, nor any individual identified in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 699374302	13D	Page 17 of 25 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following language thereto:

Omega III purchased 76,923 shares of Common Stock and Omega IV purchased 384,615 shares of Common Stock on June 27, 2016. The purchase price of the shares was $13. The source of funds for these purchases was committed capital under management.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a), (b) The aggregate number and percentage of shares of Common Stock of the Issuer owned by each Reporting Person are (i) based upon 22,627,711 shares of Common Stock outstanding as of October 31, 2016 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016, and (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person.

The Reporting Persons may be deemed to beneficially own an aggregate of 2,606,822 shares of Common Stock as a result of their beneficial ownership of (i) 2,600,410 shares of Common Stock; and (ii) 6,412 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 11.52% of the total shares of the Common Stock currently outstanding.

Each Reporting Person may be deemed to beneficially own the shares set forth below:

Omega III	—	1,191,448, including 4,083 warrants
Omega III GP LP	—	1,191,448 , including 4,083 warrants
Omega III GP Ltd	—	1,191,448, including 4,083 warrants
Omega IV	—	779,802
Omega IV GP LP	—	779,802
Omega IV GP Ltd	—	779,802
Danish BV	—	635,572, including 2,329 warrants
Danish BioVenture GP	—	635,572, including 2,329 warrants
Clessidra	—	2,606,822, including 6,412 warrants
Lim	—	1,415,374, including 2,329 warrants
Paster	—	1,415,374, including 2,329 warrants
Stampacchia	—	2,606,822, including 6,412 warrants
Allen	—	1,191,448, including 4,083 warrants
Mullins	—	1,191,448, including 4,083 warrants

The Reporting Persons may be deemed, on an aggregate basis, to have shared power to vote and dispose of 2,606,822 shares of Common Stock as a result of their beneficial ownership of (i) 2,600,410 shares of Common Stock; and (ii) 6,412 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. Each Reporting Person has shared power to vote and dispose of the shares beneficially owned by it.

(c) Omega III purchased 76,923 shares of Common Stock and Omega IV purchased 384,615 shares of Common Stock on June 27, 2016. The purchase price of the shares was $13. None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) Not applicable.

CUSIP No. 699374302	13D	Page 18 of 25 Pages

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

CUSIP No. 699374302	13D	Page 19 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2017	Omega Fund III, L.P.

	By:	Omega Fund III GP, L.P. its General Partner
	By:	Omega Fund III G.P., Ltd. its General Partner

	By:	/s/ Martin Mullins
	Name:	Martin Mullins
	Title:	Director

Omega Fund III GP, L.P.

	By:	Omega Fund III G.P., Ltd. its General Partner

	By:	/s/ Martin Mullins
	Name:	Martin Mullins
	Title:	Director

Omega Fund III G.P., Ltd.

	By:	/s/ Martin Mullins
	Name:	Martin Mullins
	Title:	Director

Omega Fund IV, L.P.

	By:	Omega Fund IV GP, L.P. its General Partner
	By:	Omega Fund IV GP Manager, Ltd. its General Partner

	By:	/s/ Richard J. Lim
	Name:	Richard J. Lim
	Title:	Director

Omega Fund IV GP, L.P.

	By:	Omega Fund IV GP Manager, Ltd. its General Partner

	By:	/s/ Richard J. Lim
	Name:	Richard J. Lim
	Title:	Director

CUSIP No. 699374302	13D	Page 20 of 25 Pages

Omega Fund IV GP Manager, Ltd.

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

K/S Danish BioVenture

By:	Danish BioVenture General Partner ApS its General Partner

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Danish BioVenture General Partner ApS

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Clessidra, LLC

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia
Title:	Manager

Richard J. Lim

/s/ Richard J. Lim
Name:	Richard J. Lim

Anne-Mari Paster

/s/ Anne-Mari Paster
Name:	Anne-Mari Paster

Otello Stampacchia

/s/ Otello Stampacchia
Name:	Otello Stampacchia

CUSIP No. 699374302	13D	Page 21 of 25 Pages

Kris Allen

/s/ Kris Allen
Name:	Kris Allen

Martin Mullins

/s/ Martin Mullins
Name:	Martin Mullins

CUSIP No. 699374302	13D	Page 22 of 25 Pages

SCHEDULE I

CONTROLLING PERSONS OF THE REPORTING PERSONS

Name	Position	Business Address
Otello Stampacchia	Director, Danish BioVentures GP and Omega IV GP Ltd.	185 Dartmouth Street Boston, MA 02110

Richard J. Lim	Director, Danish BioVentures GP and Omega IV GP Ltd.	185 Dartmouth Street Boston, MA 02110

Anne-Mari Paster	Director, Danish BioVentures GP and Omega IV GP Ltd.	185 Dartmouth Street Boston, MA 02110

Kris Allen	Director, Omega III GP Ltd.	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, Channel Islands, UK

Martin Mullins	Director, Omega III GP Ltd.	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, Channel Islands, UK

Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of March 7, 2017, is by and among the various reporting persons that are listed in the signature blocks below (the “Omega Filers”).

In accordance with Rule 13-d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Paratek Pharmaceuticals, Inc. This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Omega Filers upon one week’s prior written notice or such lesser period of notice as the Omega Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: March 7, 2017	Omega Fund III, L.P.

	By:	Omega Fund III GP, L.P. its General Partner
	By:	Omega Fund III G.P., Ltd. its General Partner

	By:	/s/ Martin Mullins
	Name:	Martin Mullins
	Title:	Director

Omega Fund III GP, L.P.

	By:	Omega Fund III G.P., Ltd. its General Partner

	By:	/s/ Martin Mullins
	Name:	Martin Mullins
	Title:	Director

Omega Fund III G.P., Ltd.

	By:	/s/ Martin Mullins
	Name:	Martin Mullins
	Title:	Director

Omega Fund IV, L.P.

	By:	Omega Fund IV GP, L.P. its General Partner
	By:	Omega Fund IV GP Manager, Ltd. its General Partner

	By:	/s/ Richard J. Lim
	Name:	Richard J. Lim
	Title:	Director

Omega Fund IV GP, L.P.

By:	Omega Fund IV GP Manager, Ltd. its General Partner

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Omega Fund IV GP Manager, Ltd.

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

K/S Danish BioVenture

By:	Danish BioVenture General Partner ApS its General Partner

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Danish BioVenture General Partner ApS

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Clessidra, LLC

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia
Title:	Manager

Richard J. Lim

/s/ Richard J. Lim
Name:	Richard J. Lim

Anne-Mari Paster

/s/ Anne-Mari Paster
Name:	Anne-Mari Paster

Otello Stampacchia

/s/ Otello Stampacchia
Name:	Otello Stampacchia

Kris Allen

/s/ Kris Allen
Name:	Kris Allen

Martin Mullins

/s/ Martin Mullins
Name:	Martin Mullins